Exhibit (a)(1)(F)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 10, 2014, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws or regulations of such. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

COBRA ELECTRONICS CORPORATION

at

$4.30 Net Per Share

by

VENOM ELECTRONICS MERGER SUB, INC.

a wholly-owned subsidiary of

VENOM ELECTRONICS HOLDINGS, INC.

a Delaware corporation controlled by

MONOMOY CAPITAL PARTNERS II, L.P. and

MCP SUPPLEMENTAL FUND II, L.P.

Venom Electronics Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Venom Electronics Holdings, Inc., a Delaware corporation (“Parent”), controlled by Monomoy Capital Partners II, L.P., a Delaware limited partnership, is offering to purchase for cash all outstanding shares of common stock, par value $0.33 1/3 per share (“Shares”), of Cobra Electronics Corporation, a Delaware corporation (“Cobra”), at a price of $4.30 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the offer to purchase (as amended, the “Offer to Purchase”) and in the related letter of transmittal (“Letter of Transmittal”) (which, together with the Offer to Purchase, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 7, 2014, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2014 (the “Merger Agreement”), by and among Parent, Purchaser and Cobra. The Merger Agreement provides that Purchaser will be merged with and into Cobra (the “Merger”), with Cobra continuing as the surviving corporation in the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares that are owned by Cobra or any subsidiary of Cobra or owned by Parent or Purchaser and (ii) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) and who have complied with all of the provisions of the DGCL concerning the right to require appraisal of such Shares) will be converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any applicable withholding taxes thereon, payable upon the surrender of the certificate formerly representing such Share or receipt of an “agent’s message” in the case of uncertificated Shares. As a result of the Merger, Cobra will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) there being validly tendered in the Offer and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on October 7, 2014 (the “Expiration Time”) or, in the event the Initial Expiration Time has been extended, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended, is referred to as the “Expiration Time”), that number of Shares which, together with the Shares beneficially owned by Parent or Purchaser (if any), represents at least one full Share more than a majority of the Shares then outstanding (determined on a fully diluted basis (assuming conversion and exercise of all derivative securities; and excluding shares tendered by guaranteed delivery for which underlying shares have not been received and any shares tendered by the Company or any subsidiary of Cobra)) (such condition, the “Minimum Condition”), and (b) the Merger Agreement not having been terminated. The Offer is also subject to other conditions described in the Offer to Purchase.

On August 27, 2014, the board of directors of Cobra (the “Cobra Board”) unanimously (i) authorized, approved and adopted the Merger Agreement and declared it advisable and in the best interests of Cobra and its stockholders for Cobra to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (ii) authorized the execution and delivery of the Merger Agreement and the consummation by Cobra of the Merger; (iii) determined that Cobra is eligible to effect the Merger pursuant to Section 251(h) of the DGCL; (iv) approved the Amended and Restated Rights Agreement dated November 3, 2011 and (v) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of Cobra accept the Offer and tender their Shares pursuant to the Offer.

Subject to the provisions of the Merger Agreement and applicable law, Purchaser may waive, in whole or in part, any or all of the conditions to the Offer (other than the Minimum Condition). Subject to the satisfaction or waiver of the conditions to the Merger and the Offer, Purchaser will complete the Merger through procedures available under Section 251(h) of the DGCL.

Pursuant to the Merger Agreement, Purchaser is required (and Parent is required to cause Purchaser) to extend the Offer beyond any then-scheduled Expiration Time a) for any period required by any applicable law, any rule, regulation, interpretation or position of the United States Securities and Exchange Commission, b) on one or more occasions, in consecutive increments determined by Parent of up to five business days each (or such longer period as the parties may agree), if, at the then-scheduled Expiration Time of the Offer, any of the conditions other than the Minimum Condition are not satisfied or waived, or c) at Purchaser’s election or at the request of Cobra, in increments of five business days, up to an aggregate maximum extension of twenty business days, if, at the then-scheduled Expiration Time, each condition other than the Minimum Condition is satisfied or waived and the Minimum Condition is not satisfied. In no event will Parent or Purchaser be required to extend the Offer beyond November 10, 2014.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the consideration paid for any Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for such Shares.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates evidencing such Shares or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase (b) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed, with any required signature guarantees or, in the case of a book-entry transfer, an agent’s message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by Purchaser pursuant to the Offer to Purchase, may also be withdrawn at any time after November 8, 2014 which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be effective the procedures for withdrawal set forth in the Offer to Purchase must be followed. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following the procedures described in the Offer to Purchase.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion; however, Cobra stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer in a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Cobra’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

For a description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to you of tendering your Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions may be directed to the Information Agent at the information set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The depositary for the tender offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042

If delivering by hand, express mail, courier, or

other expedited service:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

Telephone confirm: (877) 248-6417 or (718) 921-8317

Fax: (718) 234-5001

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms Call Collect: (212) 297-0720

All Others Call Toll Free: (855) 208-8903

Email: info@okapipartners.com

September 10, 2014